Exhibit 3.1

ANWORTH MORTGAGE ASSET CORPORATION

AMENDMENT OF BYLAWS
Pursuant to Section 9.07 of the Bylaws, as amended (the “Bylaws”) of Anworth Mortgage Asset Corporation, a Maryland corporation (the “Corporation”), the Board of Directors (the “Board”) of the Corporation hereby amends Section 1.03 of the Bylaws to provide that annual meetings of stockholders may be held at such place in the United States, or by means of remote communication, as is set by the Board.
RESOLVED, that Section 1.03 of the Bylaws of the Corporation is hereby amended to read as follows:
SECTION 1.03.  VENUE FOR MEETINGS.  Meetings of stockholders shall be held at such place in the United States, or by means of remote communication (including by means of a virtual meeting format conducted over the Internet), in each case as is set from time to time by the Board of Directors.